JPMORGAN INSTITUTIONAL TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 3, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Institutional Trust (the “Trust”); File No. 811-21638 – Post-Effective Amendment No. 19

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on or around August 10, 2012 with respect to the Funds listed on Schedule A (the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s next annual update which will be filed as a POS AMI on or around June 28, 2013.

CONFIDENTIAL OFFERING MEMORANDUM COMMENTS

RISK/RETURN SUMMARIES

Global Comments—All Funds

1.	Comment: The introduction to the Fee Tables includes additional disclosure beyond what is included in Item 3 of Form N-1A. Please delete the first paragraph in the introductory paragraph to the Fee and Expense Tables to more closely follow Item 3.

Response: As an investment company registered only under the Investment Company Act of 1940, as amended (the “1940 Act”), we note that the Funds are not technically required to include the disclosure in Item 3 and that the narrative disclosure in Item 3 concerning sales charge discounts is not relevant to the Funds of the Trust. In addition, we believe that the current disclosure provides relevant information to shareholders in light of the type of investors who are eligible to invest in the Funds. The Funds are sold only to certain clients of J.P. Morgan Investment Management Inc. or its affiliates “who maintain one or more separately managed private accounts, and are ‘accredited investors,’ within the meaning of Regulation D under the Securities Act.” The introductory paragraph discloses that shareholders are subject to the fees associated with their separately managed accounts in addition to the fees and expenses of the Funds. The introductory paragraph also includes information concerning the Funds expenses which was drafted in anticipation to questions from shareholders concerning the calculation of expenses and the operation of the expense limitation agreement. As a result, we believe the current disclosure is not required to be revised and should be retained as it provides useful information to shareholders of the Funds.

2.	Comment: The Fee Table includes a line labeled as “Remainder of Other Expenses.” It does not appear that there are shareholder servicing fees associated with these Funds and therefore this line should be deleted from the fee table.

Response: This line will be deleted in the next annual update as there are no shareholder servicing fees associated with the Funds.

JPMorgan Intermediate Bond Trust

3.	Comment: The Risk/Return Summary for the Intermediate Bond Trust indicates that the Fund mainly invests in securities “with intermediate maturities.” What is meant by “intermediate?”

Response: As disclosed in the “Risk/Return Summary,” the Fund’s average weighted maturity will ordinarily range between three and ten years, taking into account expected prepayment of principal on certain investments. The Risk/Return Summary further discloses that “[b]ecause of the Fund’s holdings in asset-backed, mortgage-backed and similar securities, the Fund’s average weighted maturity is equivalent to the average weighted maturity of the cash flows in the securities held by the Fund given certain prepayment assumptions (also known as weighted average life).”

4.	Comment: The fee tables for the Intermediate Bond Trust and Core Bond Trust indicate that the Funds had “Acquired Fund Fees and Expenses” of 0.01%. If applicable, please disclose that investments in other funds are a principal investment strategy and include related risk disclosure.

Response: The Funds do not invest in other investment companies and funds as part of their principal investment strategies. The acquired fund fees and expenses reflected in the fee tables are related to investments in money market funds and are not a significant part of the Fund’s portfolio.

JPMorgan Equity Index Trust

5.	Comment: The Risk/Return Summary for the Equity Index Trust includes “Mid Cap Company Risk.” Is this risk appropriate given the capitalization of the issuers in the Equity Index Trust’s reference index, the S&P 500?

Response: “Mid Cap Company Risk” is included because some of the companies in the S&P 500 may also be classified as mid cap companies. Currently, the criteria for inclusion in the S&P 500 include companies with market capitalization in excess of US $4 billion. The criteria for inclusion in the S&P MidCap 400 Index include companies with market capitalizations in the range of US $1 billion to US $4.4 billion.1 As a result of the overlap between the capitalization categories, we believe it is appropriate to include “Mid Cap Company Risk” in the Risk/Return Summary as some of the companies in the S&P 500 could be classified as, or have characteristics of, mid cap companies.

MORE ABOUT THE FUNDS

Global Comments—All Funds

6.	Comment: The “More About the Funds” section includes Securities Lending Risk. It is unclear whether Securities Lending Risk is a principal strategy and/or principal risk of the Funds and whether the Funds are currently utilizing securities lending in managing their Funds.

Response: Securities lending is not a principal strategy or risk of any of the Funds. Currently, the “More About the Funds” section discloses that, for each Fund, securities lending is not a principal strategy and provides as follows: “Although not a principal investment strategy, the Fund may engage in securities lending.” In the annual update, “Securities Lending Risk” will be labeled as an “Additional Risk” to distinguish it from principal risks of the Funds. In addition, the first sentence of “Securities Lending Risk” will be revised to indicate that the Funds “may” engage in securities lending to denote that the Funds may not always engage in securities lending.

JPMorgan Equity Index Trust

7.	Comment: The “More About the Funds” section indicates that the Equity Index Trust is subject to REITs Risk. Please indicate whether REITs risk is a principal risk of the Equity Index Trust.

Response: REITs risk is not a principal risk of the Equity Index Trust. In the annual update, REITs risk will be preceded by the heading “Additional Risks” to distinguish it from principal risks of the Equity Index Trust.

CONFIDENTIAL OFFERING MEMORANDUM SUPPLEMENT COMMENTS

8.	Comment: On page 41 of the Confidential Offering Memorandum Supplement (the “Supplement”) under “Real Estate Investment Trusts (“REITs”)”, the Supplement

[1]	Source: September 2012 S&P Dow Jones Indices: S&P U.S. Indices Methodology available at www.spindices.com.

discloses that “small capitalization stocks, such as REITs,” historically have been more volatile in price than the larger capitalization stocks included in the S&P 500.” The disclosure implies that all REITs are small capitalization stocks and should be revised.

Response: The disclosure will be revised in the annual update as follows:

“In addition, small capitalization stocks, such as certain REITs, historically have been more volatile than the larger capitalization stocks included in the S&P 500 Index.”

9.	Comment: On Page 44 of the Supplement, the “Structured Investments” section provides as follows: “Total Annual Fund Operating Expenses set forth in the Fee Table of the Confidential Offering Memorandum do not include any expenses associated with investment in certain structured or synthetic products that may rely on the exception for the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.” Please explain why.

Response: In the Staff’s Response regarding Disclosure of Fund of Funds Expenses http://www.sec.gov/divisions/investment/guidance/fundfundfaq (the “Q&A”), the Staff indicated that the Acquired Fund Fees and Expenses” are intended “to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles.” The Staff went on to indicate that the Staff “would not recommend enforcement action if a fund does not include in the fee table expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles.” The disclosure in the Supplement concerning “certain structured or synthetic products” is designed to reflect the Staff’s position as indicated in the Q&A.

10.	Comment: The Senior Securities policy on page 52 of the Supplement under Fundamental Policies provides as follows: “The Funds may not issue senior securities, except as permitted under the 1940 Act.” Please include disclosure as to what is permitted under the 1940 Act.

Response: Disclosure will be added to the introductory paragraph to the Fundamental Policies in the next annual update. The disclosure will provide as follows: “The Fund may also borrow money or engage in economically similar transactions if those transactions do not constitute “senior securities” under the 1940 Act. Under current pronouncements, certain Fund positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as the Fund maintains adequate cover, segregation of assets or otherwise. Similarly, a short sale will not be considered a senior security if the Fund takes certain steps contemplated by SEC staff pronouncements, such as ensuring the short sale transaction is adequately covered.”

11.	Comment: The “Additional Purchase and Redemption Information” section of the Supplement discloses that J.P. Morgan Institutional Investments Inc. (“JPMII”) serves as placement agent for the Funds. Please disclose any fees paid by the Funds to JPMII.

Response: JPMII does not receive fees from the Funds for acting as placement agent.

In connection with your review of the Fund’s Post-Effective Amendment No. 19 to the Registration Statement filed by the Trust on June 28, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

Schedule A

JPMorgan Core Bond Trust

JPMorgan Intermediate Bond Trust

JPMorgan Equity Index Trust